Filed by Zillow, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

The following is a copy of an email sent to certain industry partners.

August 2014

Why Zillow and Trulia joining forces will benefit you

As you’ve probably heard by now, Zillow recently entered into a definitive agreement to acquire Trulia. The deal is not final and won’t be for some time, requiring both shareholder and regulatory approval in addition to customary closing conditions.

Still, the industry partners I’ve spoken with since the announcement have a lot of questions as to what to expect from this acquisition. While I can’t answer all of them yet, I can say that we believe this is a tremendous opportunity to combine resources for innovation. Here are just a few things to look forward to:

1. We’ll reach a larger audience because consumers are loyal to both brands.
We expect to maintain both the Zillow and Trulia consumer brands, both of which have large and loyal consumer followings with limited overlap. Though audience may differ, Zillow and Trulia have a shared mission of empowering consumers with vital information about real estate and making connections to the best local professionals.

2. We’ll improve listing infrastructure, including the way we distribute and support listings information.
This deal will allow for better coordination among our brands when it comes to listing information. Our industry partners will benefit from deeper partnerships and better listing infrastructure, as well as seamless, free distribution of listings across even more platforms, including Yahoo!® Homes, AOL® Real Estate, HGTV®’s FrontDoor®, HotPads™ and MSN® Real Estate, to reach an even larger audience of consumers.

3. We’ll innovate faster and deliver enhanced ROI for our advertisers.
By combining resources, we expect to accelerate innovation on mobile and Web to provide more valuable opportunities to our advertisers. We expect to offer shared services that will enhance agent productivity and marketing and deliver greater return on their investment.

Our focus on building great products and services remains unchanged, as does our larger mission to empower consumers with valuable information and connect them to the best real estate professionals. If you have any questions about this announcement or about the MLS Zillow Partnership Platform, I’d love to hear from you. Email me at             .

Cheers,

Curt Beardsley

Vice President, MLS Partnerships, Zillow, Inc.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia; operational and organizational details of the combined company; the way in which the transaction will impact consumers, real estate professionals, and industry partners; the ability of the combined company to innovate; our ability to realize opportunities of scale; the migration of advertising dollars in the real estate sector to online and mobile; the growth rate of Zillow; and our ability to deliver greater return on investment to our advertisers. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the risk that expected cost savings or other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that the businesses may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval; and the risk that business disruption relating to the merger may be greater than expected. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and in Zillow’s other filings with the Securities and Exchange Commission. Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia will file a joint proxy statement/prospectus with the Securities and Exchange Commission, and the new holding company will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when they become available) and other documents filed by Zillow and Trulia at the Securities and Exchange Commission’s web site at www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Zillow’s website, www.zillow.com, under the heading “Investors” in the “About” tab or by contacting Zillow Investor Relations at (206) 470-7137. These documents may also be obtained, without charge, from Trulia’s website, www.trulia.com, under the tab “Investor Relations” or by contacting Trulia Investor Relations at (415) 400-7238.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.